THE ALPINE GROUP, INC.
ONE MEADOWLANDS PLAZA
SUITE 801
EAST RUTHERFORD, NEW JERSEY 07073

Telephone
(201) 549-4400
Telecopy
(201) 549-4428

March 13, 2006

Ryan Rohn
Mail Stop 7010
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	The Alpine Group, Inc. Form 8K Item 4.01 Filed March 6, 2006 Form 10-Q/A for the Quarter Ended September 30, 2005 Filed December 7, 2005 File # 000-02249

Dear Mr. Rohn:

This letter is being written to provide Alpine’s responses to the comments contained in the Staff’s comment letter dated March 7, 2006. Each of the Staff’s comments is set forth below and Alpine’s response to each comment immediately follows such comment.

1.
In consideration that you have not filed your Form 10-K for the year ended December 31, 2005 as of yet, please submit an amended Item 4.01 8-K once Deloitte & Touche LLP is not effectively your auditors. Please include an updated Exhibit 16 in the Form 8-K.

1.	As requested, we will file a Form 8-K to report when Deloitte & Touche LLP is no longer our auditor and we will include an updated Exhibit 16 in such Form.

2.
We note that under Item 4, Controls and Procedures, on page 23 of your amended Form 10-Q for the quarterly period ended September 30, 2005, that your certifying officers concluded your disclosure controls and procedures are effective “except as set forth below.” Please amend the quarterly report to delete the qualification and to provide an unqualified conclusion as to the effectiveness of your disclosure controls and procedures. It is not appropriate to indicate that your disclosure controls and procedures are effective subject to certain limitations. You must clearly state whether or not the disclosure controls and procedures are effective. Also, disclose the reason why the controls and procedures are not effective.

2.
We note the Staff's comment that it is not appropriate for the Chief Executive Officer and the Chief Financial Officer to qualify their assessment of the effectiveness of the Company's disclosure controls and procedures.  However, we respectfully point out that the qualifying language to which the Staff comment refers (i.e., "except as set forth below") does not relate to the disclosure of management's assessment of the effectiveness of the Company's disclosure controls and procedures that is required by Item 307 of Regulation S-K but rather it relates to the disclosure of changes in the Company's internal control over financial reporting that is required by Item 308(a) of Regulation S-K.  The Chief Executive Officer and Chief Financial Officer believe that the disclosure contained in the Form 10-Q/A does provide an unqualified conclusion as to the effectiveness of the Company's disclosure controls and procedures.

Enclosed herewith is a letter from Alpine acknowledging its responsibility for, and understanding of, certain matters relating to its disclosures and comments of the Staff in respect thereof.

Please call the undersigned at 260-461-5666 or Stewart Wahrsager at 201-549-4400 if you have any questions or comments on the enclosed or if we can furnish other information or be of assistance.

Yours truly,

/s/ David A. Owen
David A. Owen
Chief Financial Officer